Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

Exemption No. 82-416

03 JAN 31 AM 7:2

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 23, 2003

03003539

DELIVERED

SUPPL

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

Please be advised that Outlook has granted 2,137,737 director, senior officer and consultant company stock options exercisable at $0.10 per share until January 13, 2008 and 400,000 investor relations advisor stock options exercisable at $0.10 per share until January 13, 2004 (collectively, the "Options"). The Options are non-transferable. The Options were traded to three (3) directors, two (2) senior officers, two (2) consultants and Outlook's investor relations advisor pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000, June 26, 2001 and October 21, 2002 and in reliance on Ontario Securities Commission Rule 45-503 - Trades to Employees, Executives and Consultants (the "OSC Rule"). The following further information is provided pursuant to the OSC Rule and the Rules:

1. Full Name and Address of Vendor:

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

OUTLOOK RESOURCES INC.
Suite 205, The Royal Building
277 Lakeshore Road West
Oakville, Ontario
L6J 1H9

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

OUTLOOK RESOURCES INC.
Suite 205, The Royal Building
277 Lakeshore Road West
Oakville, Ontario
L6J 1H9

2,137,737 director, senior officer and consultant company options to purchase common shares at $0.10 per share until January 13, 2008, and 400,000 investor relations advisor company options to purchase common shares at $0.10 per share until January 13, 2004.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

dlw 2/3

3. Date of Trade

January 13, 2003

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
John D. McNamara Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	500,000	January 13, 2008
William R. Johnstone Suite 1515, 390 Bay Street Toronto, Ontario M5H 2Y2	80,000	January 13, 2008
John Bottomley Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	300,000	January 13, 2008
Douglas G. MacKenzie Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	750,000	January 13, 2008
Nick Tsimidis Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	250,000	January 13, 2008
Michael McSweeney Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	250,000	January 13, 2008
GPI Management Group Inc. Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	7,737	January 13, 2008
Commerce Capital Inc. 1612 Cambridge Street Halifax, Nova Scotia B3H 4A6	400,000	January 13, 2004
	2,537,737	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

KES/vl

F:\WPDOC\STOCKOPT\GRANT\Outlook\jan1303gso.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

Exemption No 82-4163

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 23, 2003

DELIVERED

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

Please be advised that Outlook has granted 2,137,737 director, senior officer and consultant company stock options exercisable at $0.10 per share until January 13, 2008 and 400,000 investor relations advisor stock options exercisable at $0.10 per share until January 13, 2004 (collectively, the "Options"). The Options are non-transferable. The Options were traded to three (3) directors, two (2) senior officers, two (2) consultants and Outlook's investor relations advisor pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000, June 26, 2001 and October 21, 2002 and in reliance on Ontario Securities Commission Rule 45-503 - Trades to Employees, Executives and Consultants (the "OSC Rule"). The following further information is provided pursuant to the OSC Rule and the Rules:

1. Full Name and Address of Vendor:

   OUTLOOK RESOURCES INC.
   Suite 205, The Royal Building
   277 Lakeshore Road West
   Oakville, Ontario
   L6J 1H9

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   OUTLOOK RESOURCES INC.
   Suite 205, The Royal Building
   277 Lakeshore Road West
   Oakville, Ontario
   L6J 1H9

   2,137,737 director, senior officer and consultant company options to purchase common shares at $0.10 per share until January 13, 2008, and 400,000 investor relations advisor company options to purchase common shares at $0.10 per share until January 13, 2004.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

3. Date of Trade

January 13, 2003

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
John D. McNamara Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	500,000	January 13, 2008
William R. Johnstone Suite 1515, 390 Bay Street Toronto, Ontario M5H 2Y2	80,000	January 13, 2008
John Bottomley Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	300,000	January 13, 2008
Douglas G. MacKenzie Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	750,000	January 13, 2008
Nick Tsimidis Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	250,000	January 13, 2008
Michael McSweeney Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	250,000	January 13, 2008
GPI Management Group Inc. Suite 205, The Royal Building 277 Lakeshore Road West Oakville, Ontario L6J 1H9	7,737	January 13, 2008
Commerce Capital Inc. 1612 Cambridge Street Halifax, Nova Scotia B3H 4A6	400,000	January 13, 2004
	2,537,737	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

KES/vl

F:\WPDOC\STOCKOPT\GRANT\Outlook\jan1303gso.wpd